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SEC
ANNUAL AUDITED REPORTcessing
FORM X-17A-5 Section
PART 111

FEB 27 2015

SEC FILE NUMBER
8- 53629

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

Washington DC
404

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paces Battle Group, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4414 Paces Battle Group, Inc.
(No. and Street)

Atlanta   **GA**   **30327**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank W. Brown   **(404) 683-1027**
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC   •
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Frank W. Brown__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Paces Battle Group, Inc.__ , as

of __December 31__ , __2014__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Paces Battle Group, Inc.

We have audited the accompanying financial statements of Paces Battle Group, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Paces Battle Group, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paces Battle Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Paces Battle Group, Inc. financial statements. The information is the responsibility of Paces Battle Group, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

January 26, 2015
Atlanta, Georgia

RUBIO CPA, PC

PACES BATTLE GROUP
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	40,354
Prepaid expenses and other assets		597
Total Assets	$	40,951

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and other liabilities	$	3,366
Total Liabilities		3,366

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	584,390
Retained earnings	(546,815)
Total Stockholder's Equity	37,585

Total Liabilities and Stockholder's Equity	$	40,951

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES		
Advisory fees	$	178,115
Total revenues		178,115
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions		178,115
Consultant		22,416
Management/Compliance Services		30,000
Other operating expenses		17,029
Total expenses		247,560
NET LOSS	$	(69,445)

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(69,446)
Adjustments to reconcile net loss to net cash used in operations:		
Decrease in accounts payable and accrued expenses		(2,930)
Decrease in prepaid expenses and other assets		331
NET CASH USED BY OPERATING ACTIVITIES		(72,045)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		80,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		80,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		7,955
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		32,399
End of year	$	40,354

The accompanying notes are an integral part of these financial statements.

PACES BATTLE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	1,000	$ 10	$ 504,390	$ (477,369)	$ 27,031
Capital Contributions			80,000		80,000
Net loss				(69,446)	(69,446)
Balance, December 31, 2014	1,000	$ 10	$ 584,390	$ (546,815)	$ 37,585

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Paces Battle Group, Inc. (the "Company"), a Georgia corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in October 2001 and was a wholly-owned subsidiary of Silverton Financial Services, Inc. through July 2010. In July 2010 all of the Company's outstanding common stock was acquired by Frank Brown and Charles Miller, individuals who serve as the Company's management. In November 2013 Messrs. Brown and Miller sold all of the Company's outstanding common stock to Westwind, LLC, a Delaware Limited Liability Company. The Company's management and the composition of the Company's board of directors did not change as a result of this transaction with Westwind LLC. The Company provides investment banking and financial advisory services primarily for banking industry customers located in the south eastern United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

Income Taxes:
Effective November 15, 2013 the Company ceased to be a S corporation as a result of the acquisition of majority control by Westwind, LLC.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and the state of Georgia is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Date of Management's Review: Subsequent events were evaluated through January 26, 2015 which is the date the financial statements were available to be issued.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Advisory fees are recorded as set forth in the engagement letter upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $36,988 which was $31,988 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .09 to 1.0.

NOTE C - RELATED PARTIES

On January 1, 2014 the Company entered into a month to month lease agreement for office space and services with a related party. Payments under this related party lease during 2014 amounted to $3,600.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

NOTE D - CONCENTRATIONS

The advisory fees were earned from one customer in 2014.

NOTE E-NET LOSS

The Company incurred a loss for 2014 and the Company was dependent upon stockholder contributions for working capital and to meet its net capital requirements. The Company's owner represents that it intends to make capital contributions, as needed, to insure the Company's survival through January 1, 2016.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PACES BATTLE GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total stockholder's equity	$ 37,585
Less non-allowable assets :	
Prepaid expenses and other assets	(597)
Net capital before haircuts	36,988
Less haircuts	
Net capital	36,988
Minimum net capital required	5 000
Excess net capital	$ 31,988
Aggregate indebtedness	$ 3,366
Net capital based on aggregate indebtedness	$ 224
Ratio of aggregate indebtedness to net capital	.09 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER31, 2014

There is no significant difference between net capital as reported in Part A of Form X-17a-5 and net capital as reported above.

PACES **BATTLE GROUP**, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Paces Battle Group, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Paces Battle Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paces Battle Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Paces Battle Group, Inc. stated that Paces Battle Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paces Battle Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paces Battle Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

January 26, 2015
Atlanta, GA

[signature] Rubio CPA, PC

RUBIO CPA, PC

(404) 683-1027



4414 PACES BATTLE
ATLANTA, GA 30327

PACES BATTLE GROUP, INC.

Financial Institutions Investment Banking

BROKER DEALERS ANNUAL EXEMPTION REPORT

Paces Battle Group, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Paces Battle Group, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception.

Frank W. Brown

January 16, 2015